SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68621F 110

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons Avista Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,048,691

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,048,691

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,691

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.14**

(14)	Type of Reporting Person CO

**           This calculation is based on 91,989,961 shares of common stock, par value $0.001 per share (the “Common Stock”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”) issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2018 (the “Closing 8-K”).

(1)	Name of Reporting Persons Avista Acquisition, LLC.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,048,691*

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,048,691*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,691

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.14*

(14)	Type of Reporting Person OO

*Includes shares beneficially owned by Avista Acquisition Corp.

(1)	Name of Reporting Persons Avista Capital Partners (Offshore) IV, LP

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,782,067*

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 8,782,067*

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,782,067*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.44%**

(14)	Type of Reporting Person PN

*              Reflects (i) 7,759,822 shares of Common Stock and (ii) 1,022,245 shares of Common Stock issuable upon the exercise of 2,044,490 Warrants.

**           This calculation is based on an aggregate of 93,012,206 shares of Common Stock of the Issuer issued and outstanding, which includes (i) 91,989,961 shares of Common Stock issued and outstanding as of December 10, 2018, as set forth in the Closing 8-K and (ii) 1,022,245 shares of Common Stock issuable upon the exercise of 2,044,490 Warrants.

(1)	Name of Reporting Persons Avista Capital Partners IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,829,406*

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 8,829,406*

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,829,406*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.49%**

(14)	Type of Reporting Person PN

*              Reflects (i) 7,801,651 shares of Common Stock and (ii) 1,027,755 shares of Common Stock issuable upon the exercise of 2,055,510 Warrants.

**           This calculation is based on an aggregate of 93,017,716 shares of Common Stock of the Issuer issued and outstanding, which includes (i) 91,989,961 shares of Common Stock issued and outstanding as of December 10, 2018, as set forth in the Closing 8-K and (ii) 1,027,755 shares of Common Stock issuable upon the exercise of 2,055,510 Warrants.

(1)	Name of Reporting Persons Avista Capital Managing Member IV, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 17,611,473*

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 17,611,473*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,611,473*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.73%*

(14)	Type of Reporting Person OO

*              Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

(1)	Name of Reporting Persons Avista Capital Partners, IV GP L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 17,611,473*

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 17,611,473*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,611,473*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.73%*

(14)	Type of Reporting Person PN

*              Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

(1)	Name of Reporting Persons Thompson Dean

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 18,660,164*

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 18,660,164*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,660,164*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 19.84%*

(14)	Type of Reporting Person IN

*              Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

(1)	Name of Reporting Persons David Burgstahler

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 18,660,164*

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 18,660,164*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,660,164*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 19.84%**

(14)	Type of Reporting Person IN

*              Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 85 Dan Road, Canton, MA 02021.

Item 2. Identity and Background

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Acquisition Corp., a Cayman Islands exempted company (the “Sponsor”); (2) Avista Acquisition, LLC (“Avista Acquisition”), (3) Avista Capital Managing Member IV, LLC, a Delaware limited liability company (“Avista MM”); (4) Avista Capital Partners IV GP, L.P., a Delaware limited partnership (“Avista GP”); (5) Avista Capital Partners (Offshore) IV, L.P. a Bermuda limited partnership (“ACP Offshore”); (6) Avista Capital Partners IV, L.P., a Delaware limited partnership (“ACP Onshore” and together with ACP Offshore, collectively the “PIPE Investors”); (7) Thompson Dean, and (8) David Burgstahler.

Messrs. Dean and Burgstahler are managers of Avista Acquisition, the sole shareholder of the Sponsor, and may therefore be deemed to beneficially own the securities held by the Sponsor. Messrs. Dean and Burgstahler disclaim beneficial ownership of the securities held by the Sponsor except to the extent of their pecuniary interest therein.

Avista MM is the general partner of Avista GP, which in turn is the general partner of each of ACP Offshore and ACP Onshore. Voting and disposition decisions at Avista MM are made by an investment committee, the members of which are Thompson Dean, David Burgstahler, Robert Girardi and Sriram Venkataraman. None of the foregoing persons has the power individually to vote or dispose of any shares; however, Messrs. Dean and Burgstahler have veto rights over the voting and disposition of any shares. Each of Mr. Dean and Mr. Burgstahler disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest.

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.

(c) Each of Sponsor, ACP Offshore and ACP Onshore principally acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. Avista GP principally is the general partner or managing member to various limited partnership and limited liability companies, including the PIPE Investors. The principal occupation or employment of each of Thompson Dean and David Burgstahler is to serve as a partner of Avista Capital Holdings, L.P. The principal occupation or employment of each of the other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is to serve as a partner of Avista Capital Holdings, L.P. and a member of the investment committee of Avista GP. Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on Schedule A attached hereto, which is incorporated in this Statement by reference.

(d) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is organized under the laws of the Cayman Islands. Avista MM, Avista GP and ACP Onshore are each organized under the laws of the State of Delaware. ACP Offshore is organized under the laws of Bermuda. Each of the natural persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

The shares of securities reported on this Statement reflect the consummation of a business combination (the “Business

Combination”) contemplated by the Merger Agreement (as defined below) pursuant to which the PIPE Investors received 6,538,732 shares of Common Stock in exchange for 3,221,050 shares of common stock, par value $0.001 (the “Organogenesis Common Stock”), of Organogenesis Inc. (“Organogenesis”), which were purchased in a private placement on August 17, 2018 (the “Initial Subscription”) for $46 million.  The PIPE Investors also purchased from the Issuer an aggregate of 9,022,741 shares of Common Stock and an aggregate of 4,100,000 warrants to purchase one-half of one share of Common Stock (the “Warrants”) for an aggregate purchase price of $46,000,000 pursuant to that certain Subscription Agreement, dated as of August 17, 2018, by and among the Issuer and the PIPE Investors (the “PIPE Subscription Agreement”, and together with the agreement connected with the Initial Subscription, the “Subscription Agreements”), the PIPE Investors agreed to purchase an aggregate of 9,022,741 shares of Common Stock and 4,100,000 warrants to purchase one-half of one share of Common Stock (the “Warrants”) at the closing of the Business Combination.  Copies of the Merger Agreement, the PIPE Subscription Agreement and the form of the Warrants are included as Exhibits 1, 2, 3 and 4, respectively, hereto and are incorporated by reference herein.

The purchases of the shares of Organogenesis Common Stock, Common Stock and the Warrants by the PIPE Investors pursuant to the Subscription Agreements were funded by equity contributions of the limited partners of the PIPE Investors.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Statement is incorporated by reference in its entirety to this Item 4.

The shares of Common Stock reported on this Statement were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time subject to compliance with the terms of the Stockholders Agreement (as defined below), in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Registration Rights Agreement (as defined below). In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer (the “Board”) regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding shares of Common Stock but subject to the limitations on voting such shares set forth in the Stockholders Agreement, to influence or determine the vote with respect to significant matters involving the Issuer, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, as described in more detail in Item 6 below, Joshua Tamaroff, an employee of an affiliate of the Reporting Persons, serves on the Board as a representative of the Reporting Persons, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Issuer with the aim of increasing or realizing the value of the Reporting Persons’ investment in the Issuer.

In connection with the acquisition of the Common Stock included in this Statement, ACP Onshore entered into a Stockholders Agreement dated as of December 10, 2018 with the Issuer and the other parties thereto (the “Stockholders Agreement”) setting forth, among other things, certain rights and restrictions pertaining to the ownership, voting, acquisition and disposition of Common Stock by the Reporting Persons and their controlled affiliates. A copy of the Stockholders Agreement is included as Exhibit 5 to this Statement. The Reporting Persons have no plans or proposals that relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of December 10, 2018, assuming that the Warrants beneficially owned by the Reporting Persons, as applicable, are exercisable as of such date.

(a) As of December 10, 2018, the Reporting Persons may be deemed to beneficial own an aggregate of 16,610,164 shares of Common Stock and 2,050,000 shares of Common Stock issuable upon the exercise of 4,100,000 Warrants, which constitutes approximately 19.84% of the Issuer’s Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Avista Acquisition and Sponsor may be deemed to beneficially own 1,048,691 shares of Common Stock, which represents approximately 1.14% of the outstanding shares of Common Stock (based on 91,989,961 shares of Common Stock of the Issuer issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2018 (the “Closing 8-K”)).

ACP Offshore directly beneficially owns 7,759,822 shares of Common Stock and 1,022,245 shares of Common Stock issuable upon the exercise of 2,044,490 Warrants, which constitutes approximately 9.44% of the outstanding shares of Common Stock (based on 93,012,206 shares of Common Stock issued and outstanding, which includes (i) 91,989,961 shares of Common Stock issued and outstanding as of December 10, 2018, as set forth in the Closing 8-K and (ii) 1,022,245 shares of Common Stock issuable upon the exercise of 2,044,490 Warrants).

ACP Onshore directly beneficially owns 7,801,651 shares of Common Stock and 1,027,755 shares of Common Stock issuable upon the exercise of 2,055,510 Warrants, which constitutes approximately 9.49% of the outstanding shares of Common Stock (based on 93,017,716 shares of Common Stock issued and outstanding, which includes (i) 91,989,961 shares of Common Stock issued and outstanding as of December 10, 2018, as set forth in the Closing 8-K and (ii) 1,027,755 shares of Common Stock issuable upon the exercise of 2,055,510 Warrants).

Avista MM and Avista GP may be deemed to beneficially own 15,561,473 shares of Common Stock and 2,050,000 shares of Common Stock issuable upon the exercise of 4,100,000 Warrants, which represents approximately 18.73% of the outstanding shares of Common Stock (based on 94,039,961 shares of Common Stock issued and outstanding, which includes (i) 91,989,961 shares of Common Stock issued and outstanding as of December 10, 2018, as set forth in the Closing 8-K and (ii) 2,050,000 shares of Common Stock issuable upon the exercise of 4,100,000 Warrants)

Messrs. Dean and Burgstahler may be deemed to beneficially own 16,610,164 shares of Common Stock and 2,050,000 shares of Common Stock issuable upon the exercise of 4,100,000 Warrants, which constitutes approximately 19.84% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act (based on 94,039,961 shares of Common Stock issued and outstanding, which includes (i) 91,989,961 shares of Common Stock issued and outstanding as of December 10, 2018, as set forth in the Closing 8-K and (ii) 2,050,000 shares of Common Stock issuable upon the exercise of 4,100,000 Warrants).

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows (7) through (10) of the cover pages hereof.

(c) Except with respect to the acquisition of shares of Common Stock and the Warrants by the PIPE Investors on December 10, 2018 pursuant to the terms of the Merger Agreement and the PIPE Subscription Agreement as more fully described in Item 6, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such fund. Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Agreement and Plan of Merger

On August 17, 2018, Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (“AHPAC”), Avista Healthcare Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of AHPAC (“Merger Sub”) and Organogenesis Inc., a Delaware corporation (“Organogenesis”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, on December 10, 2018: (i) AHPAC transferred by way of continuation out of the Cayman Islands into the State of Delaware or domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended and the Cayman Islands Companies Law (2018 Revision) (the “Domestication”); and (ii) Merger Sub merged with and into Organogenesis, with the separate corporate existence of Merger Sub ceasing and Organogenesis being the surviving corporation and a direct wholly owned subsidiary of AHPAC (the “Merger”, and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”).

Warrants

Pursuant to the terms of the Form of Warrant Certificate, the Warrants issued to the PIPE Investors represent the right to acquire a number of one-half of one fully paid and non-assessable shares of Common Stock as set forth in such Warrant Certificate, at an exercise price of $5.75 per one-half share (or $11.50 per whole share).  The Warrants may be exercised by the holder only during the period commencing on the date that is 30 days after December 10, 2018 and terminating at 5:00 p.m., New York City time, on the date that is 5 years after December 10, 2018.  The Warrants owned by the PIPE Investors represent the right to acquire an aggregate of 4,100,000 shares of Common Stock.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Form of Warrant, a copy of which is filed as Exhibit 3 to this Statement.

Amended and Restated Registration Rights Agreement

On December 10, 2018, AHPAC, the Sponsor, the PIPE Investors and certain holders of Organogenesis Common Stock (the “Restricted Stockholders”) entered into an Amended and Restated Registration Rights Agreement, in substantially the form that was provided by the Merger Agreement (the “Amended and Restated Registration Rights Agreement”), in respect of the shares of Common Stock and Warrants issued to the Restricted Stockholders in connection with the Merger. The Restricted Stockholders (and their permitted transferees) are entitled to certain registration rights described in the Amended and Restated Registration Rights Agreement, including, among other things, customary registration rights, including demand and piggy-back rights, subject to cut-back provisions. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements, other than certain underwriting discounts, selling commissions and expenses related to the sale of shares.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, a copy of which is filed as Exhibit 4 to this Statement.

Stockholders Agreement

On December 10, 2018, the PIPE Investors, AHPAC and certain stockholders of Organogenesis Common Stock entered into the Stockholders Agreement pursuant to which, among other things, the PIPE Investors are provided the right to designate one director nominee and one observer to the Board. Pursuant to the terms of the Stockholders Agreement at any time that and for so long as the PIPE Investors collectively own at least 7.5% of the outstanding shares of capital stock of the Issuer that are then entitled to vote generally in the election of directors, certain rights accrue to the PIPE Investors. Those rights include the right to designate one individual for election to the Board and the right to have one person designated by the PIPE Investors to attend all meetings of the Board and any committees thereof as an observer, with such observer to receive the materials relevant to such meeting as provided to the directors of the Issuer or members of the applicable committee. Accordingly, Joshua Tamaroff was elected to the Board by shareholders in connection with the approval and consummation of the Merger Agreement. The terms of the Stockholders Agreement also provide the PIPE Investors certain customary rights to receive information about the Issuer, including information necessary to assist the PIPE Investors in preparing its tax returns, customary rights to examine the books and records of the Issuer and request copies of financial statements and other corporate documents and correspondences.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 5 to this Statement.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.

Merger Agreement, dated August 17, 2018, by and among Avista Healthcare Public Acquisition Corp., Avista Healthcare Merger Sub, Inc. and Organogenesis, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Avista Healthcare Public Acquisition Corp. with the Securities and Exchange Commission on August 17, 2018.)

2.

Subscription Agreement, dated August 17, 2018, by and between Avista Healthcare Public Acquisition Corp., Avista Capital Partners IV, L.P. and Avista Capital Partners IV (Offshore), L.P. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Avista Healthcare Public Acquisition Corp. with the Securities and Exchange Commission on August 17, 2018.)

3.	Form of Warrants (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 filed by AHPAC with the Securities and Exchange Commission on .November 30, 2018)

4.

Amended and Restated Registration Rights Agreement dated as of December 10, 2018 among ORGO, Avista Acquisition Corp., Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock) (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Organogenesis Holdings Inc. with the Securities and Exchange Commission on December 11, 2018.)

5.

Stockholders Agreement dated as of December 10, 2018 among ORGO, Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Organogenesis Holdings Inc. with the Securities and Exchange Commission on December 11, 2018.)

6.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

AVISTA ACQUISITION CORP.

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
/s/ Thompson Dean

DAVID BURGSTAHLER
/s/ David Burgstahler

Exhibit 6

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.001 par value per share, of Organogenesis Holdings Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:  December 20, 2018

AVISTA ACQUISITION CORP.

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
/s/ Thompson Dean

DAVID BURGSTAHLER
/s/ David Burgstahler

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons (other than those Reporting Persons that are natural persons) are set forth below. The present principal occupation or employment of each of the executive officers and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Avista Acquisition Corp.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
David Burgstahler	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Robert Girardi	Partner of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—

(1)              c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

Avista Acquisition, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
David Burgstahler	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Robert Girardi	Partner of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—

(1)              c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

Avista Capital Managing Member IV, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
David Burgstahler	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Robert Girardi	Partner of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—

(1)              c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

Avista Capital Partners IV GP, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
David Burgstahler	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Robert Girardi	Partner of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—

(1)              c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

Avista Capital Partners (Offshore) IV, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
David Burgstahler	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Robert Girardi	Partner of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—

(1)              c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

Avista Capital Partners IV L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
David Burgstahler	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	See Item 5
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Robert Girardi	Partner of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—

(1)              c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.